NO ACT

PE
1-13-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010670



February 25, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-25-2010

Robert B. Schumer
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Re: Liz Claiborne, Inc.
Incoming letter dated January 13, 2010

Dear Mr. Schumer:

This is in response to your letter dated January 13, 2010 concerning the shareholder proposal submitted to Liz Claiborne by Kenneth Steiner. We also have received letters on the proponent's behalf dated February 5, 2010, February 8, 2010 and February 12, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Liz Claiborne, Inc.
Incoming letter dated January 13, 2010

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Liz Claiborne's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Liz Claiborne may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Liz Claiborne to amend Liz Claiborne's restated certificate of incorporation and bylaws to enable stockholders owning not less than 35% of the outstanding stock of Liz Claiborne to call special meetings of stockholders. You indicate that the proposal and the proposed amendments sponsored by Liz Claiborne directly conflict, and would present alternative and conflicting decisions for stockholders because they contain different threshold levels for a stockholder to call a special meeting. Accordingly, we will not recommend enforcement action to the Commission if Liz Claiborne omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Kenneth Steiner's Rule 14a-8 Proposal**
**Liz Claiborne, Inc. (LIZ)**
**Special Shareholder Meeting Topic**

Ladies and Gentlemen:

This additionally responds to the January 13, 2010 request to block this rule 14a-8 proposal.

At this late date the company is vague and does not disclose whether its proposed 35%-threshold applies only to single holders who owns 35% of company stock. In the attached *Verizon Communications Inc.* (January 28, 2010), Verizon did not receive concurrence when it lowered the threshold for only a single holder.

The company is in effect is using its proposed proposal to block this rule 14a-8 proposal for a 10%-threshold to call a special meeting and all future rule 14a-8 proposals for a 10%-threshold (or any other threshold) to call a special meeting. By calling out the 35%-threshold in the charter the company is guaranteeing that any up or down change to the 35%-threshold will require that a company proposal be submitted to shareholders. Such a 35% charter call-out can then can then trigger blocking any future rule 14a-8 proposal for a shareholder right to call a special meeting at the 10%-threshold because the company can simply preempt a rule 14a-8 proposal with its own proposal with any different up or down percentage it wishes.

The 10%-threshold is important because this proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting. This proposal topic subsequently won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold for shareowners to call a special meeting.

The company has provided no precedent where the Staff allowed a company proposal to block a current rule 14a-8 proposal and then set the stage for blocking all future rule 14a-8 proposals on the same topic. The company failed to provide any information that the intent of rule 14a-8(i)(9) was to provide an evergreen blockage mechanism for certain rule 14a-8 proposals.

*Eastman Chemical Company* (February 24, 2009) and *Eastman Chemical Company* (January 6, 2010) are two examples of back-to-back blocking of a rule 14a-8 proposal to permit 10% of shareholders to call a special meeting. In both these cases Eastman Chemical simply proposed a percentage other than 10% and the rule 14a-8 proposal was blocked.

The 10%-threshold is also important because of this text in *Westlaw Business Currents*, February 5, 2010 (emphasis added):
"Numerous companies are sidestepping [Proposals granting shareholders of 10% or more of the stock of a company the power to call special shareholder meetings], submitting their own proposals granting shareholders the powers to call special meetings. **The catch-22 is that the management proposals generally carry much higher threshold for requesting special meetings** and Rule 14a-8 (i)(9) allows companies to exclude proposals that would directly conflict with management proposals. General Electric used the Rule 14a-8 (i)(9) defense to omit Chevedden's 10% proposal and now owners of 25% of its shares can request a special meeting. This year, NiSource and Medco have successfully excluded 10% proposals on the grounds that they conflict with management's 25% and 40% proposals. ...

"In the UK, by contrast, it has long been a principle of company law that shareholders should be able to require the directors of a company to call an extraordinary (special) meeting and propose resolutions. The Shareholder Rights Directive and the Companies Act 2006, have, however, **recently reduced the necessary threshold from 10% to 5% of a company's paid-up share capital.** These amendments to existing UK company law mean that the ambit of shareholder rights cover more shareholders than previously and bring the right to call a general meeting (known as 'Requisition Rights' in the U.S.) more in line with the Listing Rules disclosure requirements for significant shareholdings (currently set at 3%). Perhaps this UK practice will one day make its way across the pond."

The company has provided no precedent where the Staff allowed a company proposal to block a current rule 14a-8 proposal and then set the stage for blocking all future rule 14a-8 proposals on the same topic. The company failed to provide any information that the intent of rule 14a-8(i)(9) was to provide an evergreen blockage mechanism for certain rule 14a-8 proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Christopher T. Di Nardo <chris_dinardo@liz.com>

January 28, 2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Verizon Communications Inc.
Incoming letter dated December 7, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Verizon's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. The proposal specifically seeks to allow shareowners to combine their holdings to meet the 10% ownership threshold and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). We note that the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas Verizon's bylaw directs the board to call a special meeting at the request of a group of shareholders only if the group owns, in the aggregate, not less than 25% of Verizon's outstanding voting stock. We are therefore unable to conclude that the bylaw adopted by Verizon substantially implements the proposal. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

[LIZ: Rule 14a-8 Proposal, November 4, 2009, December 1, 2009 update]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

On May 21, 2009, our board amended our charter and bylaws to eliminate super-majority vote requirements including the percentages required to amend our charter and bylaws. This was apparently in response to our 89%-support for a 2008 shareholder proposal on the same topic. The shareholder proposal to transition from 3-year director terms to one-year terms won our 92%- support at our 2009 annual meeting.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Takeover Defenses. On December 19, 2008, our board extended our poison pill one-year to December 21, 2009 without a shareholder vote.

Arthur Martinez was over-extended with a total of six board seats, yet had further obligations by serving on our key audit and executive pay committees. Mr. Martinez's six boards included the D- or F-rated boards of American International Group (AIG), IAC/InterActiveCorp (IACI) and PepsiCo (PEP). Our directors Bernard Aronson, Kenneth Gilman and Nancy Karch each received more than 27% against-votes in 2009.

We had no shareholder right to an independent board chairman, cumulative voting, to act by written consent or to vote on executive pay. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Kenneth Steiner's Rule 14a-8 Proposal**
**Liz Claiborne, Inc. (LIZ)**
**Special Shareholder Meeting Topic**

Ladies and Gentlemen:

This additionally responds to the January 13, 2010 request to block this rule 14a-8 proposal.

The company is in effect is using its proposed proposal to block this rule 14a-8 proposal for a 10%-threshold to call a special meeting and all future rule 14a-8 proposals for a 10%-threshold (or any other threshold) to call a special meeting. By calling out the 35%-threshold in the charter the company is guaranteeing that any up or down change to the 35%-threshold will require that a company proposal be submitted to shareholders. Such a 35% charter call-out can then can then trigger blocking any future rule 14a-8 proposal for a shareholder right to call a special meeting at the 10%-threshold because the company can simply preempt a rule 14a-8 proposal with its own proposal with any different up or down percentage it wishes.

The 10%-threshold is important because this proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting. This proposal topic subsequently won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold for shareowners to call a special meeting.

The company has provided no precedent where the Staff allowed a company proposal to block a current rule 14a-8 proposal and then set the stage for blocking all future rule 14a-8 proposals on the same topic. The company failed to provide any information that the intent of rule 14a-8(i)(9) was to provide an evergreen blockage mechanism for certain rule 14a-8 proposals.

*Eastman Chemical Company* (February 24, 2009) and *Eastman Chemical Company* (January 6, 2010) are two examples of back-to-back blocking of a rule 14a-8 proposal to permit 10% of shareholders to call a special meeting. In both these cases Eastman Chemical simply proposed a percentage other than 10% and the rule 14a-8 proposal was blocked.

The 10%-threshold is also important because of this text in *Westlaw Business Currents*, February 5, 2010 (emphasis added):
"Numerous companies are sidestepping [Proposals granting shareholders of 10% or more of the stock of a company the power to call special shareholder meetings], submitting their own proposals granting shareholders the powers to call special meetings. **The catch-22 is that the management proposals generally carry much**

**higher threshold for requesting special meetings** and Rule 14a-8 (i)(9) allows companies to exclude proposals that would directly conflict with management proposals. General Electric used the Rule 14a-8 (i)(9) defense to omit Chevedden's 10% proposal and now owners of 25% of its shares can request a special meeting. This year, NiSource and Medco have successfully excluded 10% proposals on the grounds that they conflict with management's 25% and 40% proposals. ...

"In the UK, by contrast, it has long been a principle of company law that shareholders should be able to require the directors of a company to call an extraordinary (special) meeting and propose resolutions. The Shareholder Rights Directive and the Companies Act 2006, have, however, **recently reduced the necessary threshold from 10% to 5% of a company's paid-up share capital.** These amendments to existing UK company law mean that the ambit of shareholder rights cover more shareholders than previously and bring the right to call a general meeting (known as 'Requisition Rights' in the U.S.) more in line with the Listing Rules disclosure requirements for significant shareholdings (currently set at 3%). Perhaps this UK practice will one day make its way across the pond."

The company has provided no precedent where the Staff allowed a company proposal to block a current rule 14a-8 proposal and then set the stage for blocking all future rule 14a-8 proposals on the same topic. The company failed to provide any information that the intent of rule 14a-8(i)(9) was to provide an evergreen blockage mechanism for certain rule 14a-8 proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Christopher T. Di Nardo <chris_dinardo@liz.com>

[LIZ: Rule 14a-8 Proposal, November 4, 2009, December 1, 2009 update]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

On May 21, 2009, our board amended our charter and bylaws to eliminate super-majority vote requirements including the percentages required to amend our charter and bylaws. This was apparently in response to our 89%-support for a 2008 shareholder proposal on the same topic. The shareholder proposal to transition from 3-year director terms to one-year terms won our 92%- support at our 2009 annual meeting.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Takeover Defenses. On December 19, 2008, our board extended our poison pill one-year to December 21, 2009 without a shareholder vote.

Arthur Martinez was over-extended with a total of six board seats, yet had further obligations by serving on our key audit and executive pay committees. Mr. Martinez's six boards included the D- or F-rated boards of American International Group (AIG), IAC/InterActiveCorp (IACI) and PepsiCo (PEP). Our directors Bernard Aronson, Kenneth Gilman and Nancy Karch each received more than 27% against-votes in 2009.

We had no shareholder right to an independent board chairman, cumulative voting, to act by written consent or to vote on executive pay. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Kenneth Steiner's Rule 14a-8 Proposal**
**Liz Claiborne, Inc. (LIZ)**
**Special Shareholder Meeting Topic**

Ladies and Gentlemen:

This responds to the January 13, 2010 request to block this rule 14a-8 proposal.

The company is in effect is using its proposed proposal to block this rule 14a-8 proposal for a 10%-threshold to call a special meeting and all future rule 14a-8 proposals for a 10%-threshold (or any other threshold) to call a special meeting. By calling out the 35%-threshold in the charter the company is guaranteeing that any up or down change to the 35%-threshold will require that a company proposal be submitted to shareholders. Such a 35% charter call-out can then can then trigger blocking any future rule 14a-8 proposal for a shareholder right to call a special meeting at the 10%-threshold because the company can simply preempt a rule 14a-8 proposal with its own proposal with any different up or down percentage it wishes.

The 10%- threshold is important because this proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting. This proposal topic subsequently won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold for shareowners to call a special meeting.

The company has provided no precedent where the Staff allowed a company proposal to block a current rule 14a-8 proposal and then set the stage for blocking all future rule 14a-8 proposals on the same topic. The company failed to provide any information that the intent of rule 14a-8(i)(9) was to provide an evergreen blockage mechanism for certain rule 14a-8 proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Christopher T. Di Nardo <chris_dinardo@liz.com>

[LIZ: Rule 14a-8 Proposal, November 4, 2009, December 1, 2009 update]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

On May 21, 2009, our board amended our charter and bylaws to eliminate super-majority vote requirements including the percentages required to amend our charter and bylaws. This was apparently in response to our 89%-support for a 2008 shareholder proposal on the same topic. The shareholder proposal to transition from 3-year director terms to one-year terms won our 92%- support at our 2009 annual meeting.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Takeover Defenses. On December 19, 2008, our board extended our poison pill one-year to December 21, 2009 without a shareholder vote.

Arthur Martinez was over-extended with a total of six board seats, yet had further obligations by serving on our key audit and executive pay committees. Mr. Martinez's six boards included the D- or F-rated boards of American International Group (AIG), IAC/InterActiveCorp (IACI) and PepsiCo (PEP). Our directors Bernard Aronson, Kenneth Gilman and Nancy Karch each received more than 27% against-votes in 2009.

We had no shareholder right to an independent board chairman, cumulative voting, to act by written consent or to vote on executive pay. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

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January 13, 2010

**By email to shareholderproposals@sec.gov**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal of Mr. Kenneth Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Sir or Madam:

This letter is submitted on behalf of Liz Claiborne, Inc., a Delaware corporation (the "Company"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the stockholder proposal and supporting statement submitted to the Company by Mr. Kenneth Steiner (the "Proponent") on December 1, 2009 (the "Stockholder Proposal") for inclusion in the proxy materials that the Company intends to distribute in connection with its 2010 Annual Meeting of Stockholders (the "2010 Proxy Materials"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Stockholder Proposal from its 2010 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2010 Proxy Materials. In accordance with Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter is being simultaneously sent by email to Mr. Chevedden, as the Proponent's proxy, and by overnight courier to the Proponent, as notice of the Company's intent to omit the Stockholder Proposal from the Company's 2010 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Stockholder Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

***The Stockholder Proposal***

The Stockholder Proposal[1] requests that:

The Board of Directors "... take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."[2]

A copy of the Stockholder Proposal and other correspondence is attached to this letter as <u>Exhibit A</u>.

***Statement of Reasons to Exclude***

The Company believes that the Stockholder Proposal may properly be excluded from the 2010 Proxy Materials under Rule 14a-8(i)(9) because it will directly conflict with one of the Company's own proposals to be submitted to stockholders at the same meeting. The Commission has indicated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." *Exchange Act Release No. 34-40018* (May 21, 1998).

---

[1] Mr. Steiner submitted a proposal on November 4, 2009, which is included in <u>Exhibit A</u>. Mr. Steiner submitted another proposal on December 1, 2009. Mr. Chevedden, as Mr. Steiner's proxy, confirmed in writing on December 5, 2009, at the Company's request, that the proposal submitted on December 1, 2009 superseded the proposal submitted on November 4, 2009. Copies of all such correspondence are included in <u>Exhibit A</u>.

[2] Please see <u>Exhibit A</u> for a complete copy of the Stockholder Proposal.

Currently, neither the Company's restated certificate of incorporation nor its bylaws permit stockholders to call a special meeting. In fact, both the restated certificate of incorporation and bylaws of the Company expressly prohibit anyone other than the board of directors from calling special meetings of stockholders. On January 13, 2010, the Board of Directors of the Company adopted resolutions approving, and directing for submission to the stockholders for approval in the 2010 Proxy Materials, a proposed amendment to the Company's restated certificate of incorporation and a proposed amendment to the Company's by-laws (collectively, the "Company Proposal") that, if adopted by the Company's stockholders, will enable stockholders owning not less than 35% of the outstanding stock of the Company entitled to vote generally in the election of directors to call special meetings of stockholders. The Company Proposal and the Stockholder Proposal would present alternative and conflicting decisions for stockholders because they contain different threshold levels for a stockholder to call a special meeting. The Company Proposal is needed to eliminate the current charter and bylaw prohibition on the ability of stockholders to call special meetings and would provide that right at a 35% ownership level, which directly conflicts with the Stockholder Proposal's request to provide the right at a 10% ownership level.

Where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders and submitting both matters for stockholder vote could produce inconsistent and ambiguous results, the Staff has permitted exclusion of the stockholder proposal under Rule 14a-8(i)(9). The Staff has previously concurred in the exclusion of stockholder proposals requesting amendment of company bylaws to permit holders of 10% of a company's shares to call special meetings when the company represents that it will seek stockholder approval of a bylaw amendment to provide for such a right at a 40% ownership threshold. *International Paper Company* (March 17, 2009) and *EMC Corporation* (February 24, 2009). The Staff has also concurred in the exclusion of stockholder proposals requesting amendment of company bylaws to permit holders of 10% of a company's shares to call special meetings when the company represents that it will seek stockholder approval of a bylaw amendment to provide for such a right at a 25% ownership threshold. *Becton Dickinson and Company* (November 12, 2009) and *H.J. Heinz Company* (May 29, 2009).

***Conclusion***

As described in this letter, the Company's determination to ask stockholders to approve the Company Proposal is substantially similar to the prior decisions of the Staff. The Stockholder Proposal and the Company Proposal directly conflict, and, if both were included in the 2010 Proxy Materials, they would present different and directly conflicting decisions for stockholders on the same subject matter at the same stockholder meeting.

For the foregoing reasons, the Company believes that the Stockholder Proposal may properly be excluded from its 2010 Proxy Materials under Rule 14a-8(i)(9).

The Company respectfully requests the Staff's concurrence with its decision to omit the Stockholder Proposal from the 2010 Proxy Materials and further requests that the Staff confirm that it will not recommend any enforcement action against the Company. Please call the undersigned at (212) 373-3097 if you have any questions or need additional information or as soon as a Staff response is available.

Thank you for your prompt attention to this request.

Respectfully yours,



Robert B. Schumer

Attachment

cc: Mr. Nicholas Rubino (Liz Claiborne Inc.)
Mr. Kenneth Steiner
Mr. John Chevedden

**EXHIBIT A**

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1995

Ms. Kay Koplovitz
Chairman of the Board
Liz Claiborne, Inc. (LIZ)
1441 Broadway
New York NY 10018

DECEMBER 1, 2009 UPDATE

Dear Ms. Koplovitz,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** ) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10/20/09
Date

cc: Nicholas J. Rubino
Corporate Secretary
Phone: 201-295-7837
Fax: 212 626-3416
FX: 212-626-1857
Christopher T. Di Nardo <chris_dinardo@liz.com>
Vice President, Deputy General Counsel
Robert Vill <robert_vill@liz.com>

[LIZ: Rule 14a-8 Proposal, November 4, 2009, December 1, 2009 update]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

On May 21, 2009, our board amended our charter and bylaws to eliminate super-majority vote requirements including the percentages required to amend our charter and bylaws. This was apparently in response to our 89%-support for a 2008 shareholder proposal on the same topic. The shareholder proposal to transition from 3-year director terms to one-year terms won our 92%- support at our 2009 annual meeting.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Takeover Defenses. On December 19, 2008, our board extended our poison pill one-year to December 21, 2009 without a shareholder vote.

Arthur Martinez was over-extended with a total of six board seats, yet had further obligations by serving on our key audit and executive pay committees. Mr. Martinez's six boards included the D- or F-rated boards of American International Group (AIG), IAC/InterActiveCorp (IACI) and PepsiCo (PEP). Our directors Bernard Aronson, Kenneth Gilman and Nancy Karch each received more than 27% against-votes in 2009.

We had no shareholder right to an independent board chairman, cumulative voting, to act by written consent or to vote on executive pay. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

----- Message from*** FISMA & OMB Memorandum M-07-16 ***on Wed, 4 Nov 2009 21:59:58 -0500 -----

**To:** "Chris DiNardo" <Chris_DiNardo@liz.com>
**cc:** "Robert Vill" <Robert_Vill@liz.com>
**Subject:** Rule 14a-8 Proposal (LIZ)

Mr. Di Nardo,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Kenneth Steiner

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1995

Ms. Kay Koplovitz
Chairman of the Board
Liz Claiborne, Inc. (LIZ)
1441 Broadway
New York NY 10018

Dear Ms. Koplovitz,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10/20/09
Date

cc: Nicholas J. Rubino
Corporate Secretary
Phone: 201-295-7837
Fax: 212 626-3416
FX: 212-626-1857
Christopher T. Di Nardo <chris_dinardo@liz.com>
Vice President, Deputy General Counsel
Robert Vill <robert_vill@liz.com>

[LIZ: Rule 14a-8 Proposal, November 4, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

On May 21, 2009, our board amended our charter and bylaws to eliminate super-majority vote requirements including the percentages required to amend our charter and bylaws. This was apparently in response to our 89%-support for a 2008 shareholder proposal on the same topic. The shareholder proposal to transition from 3-year director terms to one-year terms won our 92%-support at our 2009 annual meeting.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Takeover Defenses. On December 19, 2008, our board extended our poison pill one-year to December 21, 2009.

Arthur Martinez was over-extended with a total of six board seats, yet had further obligations by serving on our key audit and executive pay committees. Mr. Martinez's six boards included the D- or F-rated boards of American International Group (AIG), IAC/InterActiveCorp (IACI) and PepsiCo (PEP). Our directors Bernard Aronson, Kenneth Gilman and Nancy Karch each received more than 27% against-votes in 2009.

We had no shareholder right to an independent board chairman, cumulative voting, to act by written consent or to call a special meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

---

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

----- Message from "Chris DiNardo" <Chris_DiNardo@liz.com> on Tue, 17 Nov 2009 16:58:12 -0500 -----

**To:** *** FISMA & OMB Memorandum M-07-16 ***

**Subject:** Rule 14a-8 Proposal (LIZ)

Dear Mr. Chevedden,

Please see the attached.

Sincerely,
Chris

**Christopher T. Di Nardo**
**Vice President, Deputy General Counsel**
**Liz Claiborne, Inc.**
**1 Claiborne Avenue**
**North Bergen, N.J. 07047**
**chris_dinardo@liz.com**
**T: 201-295-7833**
**F: 201-295-7851**
<<SNBRP24609111716260.pdf>>

LIZ CLAIBORNE INC.
ONE CLAIBORNE AVENUE
NORTH BERGEN NJ 07047
T 201 295 6000

November 17, 2009



Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

A letter and stockholder proposal from Kenneth Steiner addressed to Ms. Kay Koplovitz was e-mailed to my attention on November 4, 2009. In his letter, Mr. Steiner appointed you and/or your designee to act on his behalf for stockholder matters, including with respect to his stockholder proposal, and requested that all future communication regarding such matters be made to you.

Pursuant to Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for consideration at Liz Claiborne's 2010 Annual Meeting, Mr. Steiner must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. In addition, Mr. Steiner must also continue to hold such securities through the date of the meeting.

Following receipt of the proposal, we searched our stockholder records, but were unable to find Mr. Steiner listed as a record holder of Liz Claiborne stock. We are therefore now requesting from you proof of Mr. Steiner's stockholdings, as required by Rule 14a-8. A copy of the applicable SEC provision is also enclosed with this letter.

If Mr. Steiner is a Liz Claiborne stockholder of record, we apologize for not locating him in our own records. In such case, we will need for you to advise us precisely how the Liz Claiborne shares are listed on our records. If Mr. Steiner is not a registered stockholder, you must prove his eligibility to the company in one of two ways. The first way is to submit to the company a written statement from the "record" holder of his securities (usually a broker or bank) verifying that, at the time he submitted the proposal, he continuously held the securities for at least one year. The second way to prove ownership applies only if he has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC (or amendments to those documents or updated forms), reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins. If Mr. Steiner has filed one of these documents with the SEC, you may demonstrate his eligibility by submitting to the Company (I) a copy of the schedule and/or form, and any subsequent amendments, reporting a change in his ownership level and (ii) his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that all of the required documentation set forth in this letter must be sent directly to my attention (either by mail or electronic transmission) no later than 14 calendar days after the date you receive this request, and that the Company reserves the right to exclude the proposal under the applicable provisions of Regulation 14A.

Very truly yours,



Christopher T. Di Nardo
Vice President – Deputy General Counsel and
Assistant Secretary

Enclosure
cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

SEC-REG, FSLR ¶26,862, Reg. §240.14a-8., (Rule 14a-8) Shareholder Proposals

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D (§240. 13d-101), Schedule 13G (§240. 13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

----- Message from*** FISMA & OMB Memorandum M-07-16 ***on Mon, 23 Nov 2009 20:42:33 -0500 -----

**To:** "Chris DiNardo" <Chris_DiNardo@liz.com>, "Robert Vill" <Robert_Vill@liz.com>

**Subject:** Kenneth Steiner Rule 14a-8 Broker Letter-(LIZ)

Mr. Di Nardo,
Please see the attached broker letter. Please advise on Tuesday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden



DISCOUNT BROKERS

Date: 23 Nov 2009

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 4000 shares of Liz Claiborne Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 5/16/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

| Post-it® Fax Note 7671 | Date 11-23-09 | # of pages ▶ |
|---|---|---|
| To Christopher Di Nardo | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 201-295-7851 | Fax # | |

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

----- Message from*** FISMA & OMB Memorandum M-07-16 ***on Tue, 1 Dec 2009 21:55:40 -0500 -----

**To:** "Chris DiNardo" <Chris_DiNardo@liz.com>
**cc:** "Robert Vill" <Robert_Vill@liz.com>
**Subject:** Rule 14a-8 Proposal (LIZ)

Mr. Di Nardo,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Kenneth Steiner

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1995

Ms. Kay Koplovitz
Chairman of the Board
Liz Claiborne, Inc. (LIZ)
1441 Broadway
New York NY 10018

DECEMBER 1, 2007 UPDATE

Dear Ms. Koplovitz,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** ) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10/20/09
Date

cc: Nicholas J. Rubino
Corporate Secretary
Phone: 201-295-7837
Fax: 212 626-3416
FX: 212-626-1857
Christopher T. Di Nardo <chris_dinardo@liz.com>
Vice President, Deputy General Counsel
Robert Vill <robert_vill@liz.com>

[LIZ: Rule 14a-8 Proposal, November 4, 2009, December 1, 2009 update]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

On May 21, 2009, our board amended our charter and bylaws to eliminate super-majority vote requirements including the percentages required to amend our charter and bylaws. This was apparently in response to our 89%-support for a 2008 shareholder proposal on the same topic. The shareholder proposal to transition from 3-year director terms to one-year terms won our 92%- support at our 2009 annual meeting.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Takeover Defenses. On December 19, 2008, our board extended our poison pill one-year to December 21, 2009 without a shareholder vote.

Arthur Martinez was over-extended with a total of six board seats, yet had further obligations by serving on our key audit and executive pay committees. Mr. Martinez's six boards included the D- or F-rated boards of American International Group (AIG), IAC/InterActiveCorp (IACI) and PepsiCo (PEP). Our directors Bernard Aronson, Kenneth Gilman and Nancy Karch each received more than 27% against-votes in 2009.

We had no shareholder right to an independent board chairman, cumulative voting, to act by written consent or to vote on executive pay. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner. *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

----- Message from "Chris DiNardo" <Chris_DiNardo@liz.com> on Fri, 4 Dec 2009 14:42:36 -0500
-----

**To:** *** FISMA & OMB Memorandum M-07-16 ***

**Subject:** RE: Rule 14a-8 Proposal (LIZ)

Mr. Chevedden,

Please confirm that this proposal is being submitted and should be considered in lieu of Mr. Steiner's earlier submission on the same subject matter.

Thank you.

Chris

----- Message from*** FISMA & OMB Memorandum M-07-16 ***on Sat, 5 Dec 2009 01:27:28 -0500 -----

**To:** "Chris DiNardo" <Chris_DiNardo@liz.com>

**Subject:** Rule 14a-8 Proposal (LIZ)

Mr. DiNardo,
The December 1, 2009 text is the only text intended for the definitive proxy.
Sincerely,
John Chevedden